Rice Midstream Partners 625 Liberty Avenue, Suite 1700 | Pittsburgh, PA 15222-3111 p: 412.553.5700 | www.ricemidstream.com

December 12, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  William H. Thompson

Re:                             Rice Midstream Partners LP

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 1, 2017

Form 8-K filed November 2, 2017

File No. 1-36789

Ladies and Gentlemen:

Set forth below are the responses of Rice Midstream Partners LP (the Partnership) to the comments contained in the letter from the staff (the Staff) of the Securities and Exchange Commission (SEC), dated December 7, 2017, with respect to the above-captioned filings.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Form 8-K filed November 2, 2017

1.                                      We note you disclose leverage, defined as the ratio of net debt to last twelve months Adjusted EBITDA in the earnings release. Since the ratio of net debt to last twelve months Adjusted EBITDA is a non-GAAP financial measure, you should provide the reconciliation required by Item 10(e)(1)(i)(D) of Regulation S-K. Please revise future filings to provide the required reconciliations.

Response:  The Partnership acknowledges your comment and confirms it will provide the required reconciliation in any future filings.

2.                                      We note that you omitted the reconciliation of Adjusted EBITDA to net cash provided by operating activities and the presentation of the three major categories of the statement of cash flows from the press release. Since you use Adjusted EBITDA as a liquidity measure as disclosed in Form 10-K, it appears that you should provide the reconciliation of Adjusted EBITDA to net cash provided by operating activities and present the three major categories of the statement of cash flows similar to the disclosure in the press release filed as exhibit to Form 8-K filed February 23, 2017. Please advise.

Response:  The Partnership acknowledges your comment and confirms it will provide the required reconciliation and present the three major categories of the statement of cash flows in any future filings.

If you have any questions with respect to the foregoing responses or require further information, please contact Jimmi Sue Smith, Chief Accounting Officer of Rice Midstream Management LLC, the general partner of the Partnership, at 412-553-5773 or at jssmith@eqt.com.

Very truly yours,

RICE MIDSTREAM PARTNERS LP

By:	/s/ Robert J. McNally
Robert J. McNally, Senior Vice President and Chief Financial Officer of Rice Midstream Management LLC, the general partner of Rice Midstream Partners LP

cc:                                Lewis B. Gardner, General Counsel and Vice President, External Affairs, EQT Corporation